02047131

PE 7.31.02

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C. JUL 3 1 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

CASCADES BOXBOARD GROUP INC.
(formerly Paperboard Industries International Inc.)

PROCESSED
AUG 0 5 2002
THOMSON FINANCIAL

772 Sherbrooke Street West, Suite 300
Montreal, Quebec H3A 1G1
Canada

(address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :__________________ .

WM

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Cascades Boxboard Group Inc. (formerly Paperboard Industries International Inc.) (the "Company") for the purpose of providing the information set forth in the press release/quarterly report for the six-month period ended June 30, 2002, a copy of which is filed hereto and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES BOXBOARD GROUP INC.
(Registrant)

By : ______________________________
Name: MIRANDA MELFI
Title: Vice-President, Legal Affairs
and Corporate Secretary

Date : July 30, 2002

PRESS RELEASE

Cascades

Cascades Boxboard Group Inc.
772 Sherbrooke Street West
Suite 300, Montréal
(Québec) H3A 1G1
Telephone : (514) 284-9800
Fax : (514) 289-1773
investisseur@cascades.com

Cascades Boxboard Group Inc. Announces its Second Quarter Results

Montreal, Quebec, July 26, 2002 — Cascades Boxboard Group Inc. (formerly known as Paperboard Industries International Inc.) ("the Company") attained net sales of $242 million for the second quarter ended June 30, 2002, compared to $219 million for the corresponding quarter of 2001. For the six-month period ended June 30, 2002, the Company recorded net sales of $478 million, compared to $432 million for the corresponding period of 2001.

This 10% net sales increase is due to strong boxboard shipments in both North America and Europe, the addition of a folding carton plant in Quebec acquired from a sister company in January 2002 and the proportionate consolidation since January 2, 2002 of the Company's interest in Metro Waste Paper Recovery Inc. (See note 3 of the interim financial statements.)

Earnings before interest, taxes, depreciation and amortization (EBITDA) stood at $24 million for the second quarter, compared to $21 million for the corresponding quarter of 2001 and $24 million for the first quarter of 2002.

Net earnings for the quarter were $8.5 million compared with restated net earnings of $5.1 million for the corresponding quarter in 2001. The quarterly net earnings of $8.5 million include a foreign exchange translation gain of $6 million. Net earnings for the six-month period ended June 30, 2002 were $11.8 million compared with a restated net loss of $7.2 million for the corresponding period in 2001. The 2001 results were restated to apply new CICA guidelines on foreign currency translation, which eliminate the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items. (See Note 2 of the interim financial statements.)

Net earnings before unusual items for the quarter were $7.6 million. Second quarter unusual items consist of a provision of $5.5 million for expenses relating to the closure of a folding carton plant in Ontario and a gain of $5.7 million resulting from the reduction by the Court of First Instance of the European Communities of the fine, and the associated accrued interest, imposed in 1994 on the Company's European subsidiary, Cascades S.A.

Cascades Boxboard Group Inc. is a 100% subsidiary of Cascades Inc., a leader in the manufacturing of packaging products, tissue paper and specialized fine papers (CAS-TSX). Cascades Boxboard Group is a leading manufacturer and converter of coated boxboard for folding cartons and micro-flute packaging in North America and in Europe. The Company, through its seven boxboard facilities, has an annual production capacity of 865,000 metric tonnes of boxboard. Through its seven folding carton plants, Cascades Boxboard Group has an annual converting capacity of 160,000 metric tonnes of boxboard.

- 30 -

For further information :

Mr. Patrice Gervais
Vice-President and Chief Financial Officer
Cascades Boxboard Group Inc.
(514) 284-9821
patrice_gervais@cascades.com

Mr. Marc Jasmin, CMA
Director, Investor Relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Cascades

CASCADES BOXBOARD GROUP INC.
Consolidated Balance Sheet
(in thousands of canadian dollars)

	As at June 30 2002 (unaudited)	As at Dec 31 2001 Restated (See note 2)
Assets		
Current Assets		
Cash and cash equivalents	**9,110**	13,923
Accounts receivable	**211,005**	189,139
Inventories	**148,088**	138,354
	368,203	341,416
Investments	**63,008**	72,203
Property, plant and equipment	**454,674**	443,385
Other assets	**29,184**	32,480
	915,069	889,484
Liabilities and shareholders' equity		
Current liabilities		
Bank loans and advances	**6,780**	4,494
Trade accounts payable and accrued liabilities	**200,619**	170,015
Current portion of long-term debt	**27,481**	30,515
	234,880	205,024
Long-term debt	**346,188**	380,910
Redeemable preferred shares	**53,430**	53,430
Future income taxes	**29,182**	32,130
Other liabilities	**21,292**	18,768
Non-controlling interests	**36,408**	37,250
	721,380	727,512
Shareholders' equity		
Capital stock	**183,340**	170,158
Contributed surplus	**4,235**	4,235
Deficit	**(7,739)**	(18,981)
Foreign currency translation adjustments	**13,853**	6,560
	193,689	161,972
	915,069	889,484

Cascades

CASCADES BOXBOARD GROUP INC.
Consolidated Statements of Earnings
(in thousands of canadian dollars)

(unaudited)

	For the quarter ended June 30		For the six-month period ended June 30	
	2002	2001 Restated (See note 2)	**2002**	2001 Restated (See note 2)
Sales	**258,894**	234,493	**511,021**	461,909
Freight costs	**16,587**	15,089	**32,790**	30,275
Net sales	**242,307**	219,404	**478,231**	431,634
Cost of sales and expenses				
Cost of sales	**196,382**	179,144	**386,732**	352,597
Selling and administrative expenses	**21,747**	18,793	**43,168**	36,792
Depreciation and amortization	**12,253**	10,834	**24,618**	22,228
	230,382	208,771	**454,518**	411,617
Operating income	**11,925**	10,633	**23,713**	20,017
Interest	**6,949**	8,758	**14,596**	18,172
Dividends on Class A preferred shares	**793**	918	**1,586**	1,836
Foreign exchange (gain) loss related to long-term debt	**(6,025)**	(5,612)	**(6,038)**	1,645
Unusual items	**(235)**	-	**(1,505)**	-
	10,443	6,569	**15,074**	(1,636)
Provision for income taxes	**1,195**	1,597	**2,207**	3,245
	9,248	4,972	**12,867**	(4,881)
Share of results of significantly influenced companies	**867**	97	**1,166**	(1,979)
Non-controlling interests	**(1,630)**	94	**(2,254)**	(364)
Net earnings (loss) for the period	**8,485**	5,163	**11,779**	(7,224)

Cascades

CASCADES BOXBOARD GROUP INC.
Consolidated Statements of Cash Flows

(in thousands of canadian dollars)
(unaudited)

	For the quarter ended June 30		For the six-month period ended June 30	
	2002	2001 Restated (See note 2)	**2002**	2001 Restated (See note 2)
Operating activities				
Net earnings (loss) for the period	**8,485**	5,163	**11,779**	(7,224)
Items not affecting cash -				
Depreciation and amortization	**12,252**	10,834	**24,617**	22,228
Future income taxes	**(930)**	(1,301)	**(2,070)**	(2,556)
Share of results of significantly influenced companies	**(867)**	(97)	**(1,166)**	1,979
Non-controlling interests	**1,630**	(94)	**2,254**	364
Unusual items	**(235)**	-	**(1,505)**	-
Foreign exchange non-materialized related to long-term debt	**(6,025)**	(5,612)	**(6,038)**	1,645
Other	**1,446**	414	**2,280**	597
Cash flow from operations	**15,756**	9,307	**30,151**	17,033
Changes in non-cash working capital balances	**3,254**	(11,871)	**11,597**	(1,244)
	19,010	(2,564)	**41,748**	15,789
Investment activities				
Business acquisition	**-**	-	**(725)**	(11,362)
Purchase of property, plant and equipment	**(6,062)**	(5,391)	**(11,854)**	(11,067)
Net change in investments	**(161)**	(21)	**(51)**	169
(Increase) decrease in other assets	**(517)**	1,361	**(520)**	505
	(6,740)	(4,051)	**(13,150)**	(21,755)
Financing activities				
Net change in bank loans and advances	**2,526**	242	**2,219**	(538)
Increase in long-term debt	**(818)**	6,458	**3,255**	15,616
Payments of long-term debt	**(18,216)**	(321)	**(38,982)**	(11,956)
Share issue	**-**	-	**-**	4,500
Dividends on Class B preferred shares	**(268)**	(269)	**(537)**	(538)
	(16,776)	6,110	**(34,045)**	7,084
Translation adjustments on cash and cash equivalents	**895**	(1,880)	**634**	(1,529)
Net change in cash and cash equivalents during the period	**(3,611)**	(2,385)	**(4,813)**	(411)
Cash and cash equivalents at beginning of period	**12,721**	16,474	**13,923**	14,500
Cash and cash equivalents at end of period	**9,110**	14,089	**9,110**	14,089
Supplemental disclosure				
Interest paid	**2,859**	4,607	**14,307**	18,031
Income taxes paid	**2,156**	4,551	**4,769**	5,806

Cascades

CASCADES BOXBOARD GROUP INC.
Segmented Information
(in thousands of Canadian dollars, except shipments)

(unaudited)

	For the quarter ended June 30		For the six-month period ended June 30	
	2002	2001	**2002**	2001
Shipments (in metric tonnes)				
Boxboard - North America*	**85,379**	75,323	**165,469**	144,614
Boxboard - Europe	**128,121**	118,773	**255,559**	246,545
Pulp FjordCell	**18,115**	16,359	**37,724**	32,379
Net sales				
Boxboard - North America	**114,986**	100,070	**223,348**	187,359
Boxboard - Europe	**112,759**	104,912	**225,125**	215,489
Pulp FjordCell	**14,562**	14,422	**29,758**	28,786
	242,307	219,404	**478,231**	431,634
Earnings before interest, taxes, depreciation and amortization				
Boxboard - North America	**9,471**	8,920	**18,576**	13,064
Boxboard - Europe	**14,675**	12,381	**30,507**	27,556
Pulp FjordCell	**32**	166	**(752)**	1,625
	24,178	21,467	**48,331**	42,245
Depreciation and amortization	**12,253**	10,834	**24,618**	22,228
Operating income	**11,925**	10,633	**23,713**	20,017

*excluding converted products

Cascades

CASCADES BOXBOARD GROUP INC.
Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly the Company's financial position as at June 30, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the six-month period ended June 30, 2002 and 2001.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the changes described in note 2.

Note 2 Change in accounting policies

a) Goodwill and Other Intangible Assets

On January 1, 2002 the Company applied the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") regarding goodwill and the other intangible assets. Under the new recommendation, goodwill and indefinite-lived intangibles are no longer to be amortized and must be tested for impairment annually and written down when their fair value is lower than their carrying value. Upon adoption of this recommandation, goodwill must be tested for impairment as of the beginning of the current year.
For information purposes, this recommandation will reduce the amortization recorded by the Company by approximately $861 per year.

b) Foreign Currency Translation

On January 1, 2000, the Company applied retroactively with restatement of the comparative figures the new recommandation of the CICA regarding foreign currency translation. The new recommendation eliminates the deferral and amortization of exchange gains and losses arising from the translation of long-term debt and other similar monetary items. Consequently, all translation gains and losses are reported in earnings as they arise. Accordingly, net income for the six-month period ended June 30, 2001 has been decreased by $1,028, net income for the three-month period ended June 30, 2001 has been increased by $5,720 and 2001 opening retained earnings and other assets have decreased by $6,990.

Note 3 Business acquisition

Effective January 2, 2002, the Company's interest of 27% in Metro Waste Recovery Inc. is accounted for using the proportionate consolidation method.